Progressive Wealth Management Since 1990

Shareholder Rebuttal to The TJX Companies, Inc. Opposition Statement
Regarding Executive Compensation & Diversity in Senior Level Management

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The TJX Companies, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are encouraged to vote FOR resolution #7:

RESOLVED: Shareholders request that the Board’s Compensation Committee, when setting CEO compensation, include metrics regarding diversity among senior executives as one of the performance measures for the CEO under the Company’s annual and/or long-term incentive plans.  For the purposes of this proposal, “diversity” is defined as gender, racial, and ethnic diversity.

Overview
With the exception of Carol Meyrowitz who recently stepped down as CEO, all of the executive officers listed on the TJX website are male, and all executive officers appear to be Caucasian.  Given that our Company website states that 77% of our global workforce is female and 56% are people of color, the Proponent believes that our Company management appropriately reflects neither our customer base, nor our employees. In the opinion of the Proponent, a predominantly white male executive team overseeing a diverse workforce and serving a diverse customer base creates obvious risk for shareholder value.

The Proponent believes that the dearth of diversity in the executive team creates risk for the Company given our diverse customer base.
The Proponent acknowledges the value of Carol Meyrowitz as the founder and long-time leader of the Company, but is concerned about the loss in diversity now that she has stepped down from the lead role. Shareholders can reasonably assume that Ms. Meyrowitz’s day-to-day role in managing the company is diminished now that she is no longer CEO.  In the opinion of the Proponent, an all-white, primarily male executive team may not have the insight and perspective required, given our primarily female, diverse customer and employee bases. The Proponent believes that overconfidence, bolstered by a lack of adequate diversity in experiences and opinions, can lead to serious missteps, including missing trends that are important to our customers. Such missteps could lead to dilution of shareholder value. The current lack of diversity raises concerns that management may not be aware of needs and concerns of our customer base.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 7 following the instruction provided on the management’s proxy mailing.

Greater diversity of gender, race, and ethnicity reduces shareholder risk and can increase profit.
In November 2015, a government review in the U.K. indicated that linking executive bonuses in the banking industry to the number of female hires in senior management could increase the representation of women in top roles in finance.  Furthermore, a recent article published on the Harvard Law School Forum on Corporate Governance and Financial Regulation stated that diversity “signals that women’s and minorities’ perspectives are important to the organization, and that the organization is committed to inclusion not only in principle but also in practice. Further, corporations with a commitment to diversity have access to a wider pool of talent and a broader mix of leadership skills than corporations that lack such a commitment.”

A 2016 Harvard Business Review study found that “when we examined the profitable firms in our sample (average net margin of 6.4%), we found that going from having no women in corporate leadership (the CEO, the board, and other C-suite positions) to a 30% female share is associated with a one-percentage-point increase in net margin — which translates to a 15% increase in profitability for a typical firm.”1

A 2014 news article summarized a plethora of studies which the Proponent believes illustrate the importance and value of having more women in senior management:

Credit Suisse reports that from 2005 to 2013, companies with women in senior management had higher price/book value ratios than companies with none, and companies with at least 2 women managers tended to outperform those with only one … A 2001 study showed that over a 19-year period, firms in the Fortune 500 that had better records of promoting women to executive positions were more profitable than the relevant industry medians. In 2008, during the recent financial downturn, French companies with more women in management saw smaller share price declines than peers with fewer women executives. A 2005 study of 2500 Danish firms showed that those with more women in top management and board roles performed better than those with fewer women on four measures of financial performance, including measures of profitability and return on assets. A 2013 paper from the Harvard Business School found that multinational firms operating in Korea were able to gain competitive advantages over their Korean peers by more aggressively hiring women, who are often excluded from managerial ranks in Korea. In China, where women are also underrepresented in top management, firms with higher proportions of female managers outperformed the average in terms of both stock market performance (market/book ratio) and operational performance (return on assets.) In a global study, McKinsey found that companies with three or more women on senior management teams outperformed companies with no senior women leaders on nine dimensions of organizational performance and financial performance.2

1 https://hbr.org/2016/02/study-firms-with-more-women-in-the-c-suite-are-more-profitable
2 http://www.huffingtonpost.com/julie-fox-gorte/women-in-the-executive-suite_b_6255646.html

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that studies such as these demonstrate that female leadership in senior positions, regardless of industry or customer base, leads to better returns for shareholders’ investment. In the Proponent’s opinion, instituting metrics regarding diversity among senior executives as one of the performance measures for the CEO under the company’s annual and/or long-term incentive plans, as requested by the Proposal, may encourage company management to more aggressively diversify the leadership team.

Conclusion:
The Proponent believes that the executive team overseeing the day-to-day operations of the firm needs to be more diverse in order to ensure safe and profitable investment for all shareholders.  Because TJX serves a customer base which is by and large female, and because our employees are majority racially and ethnically diverse, the Proponent is concerned that a primarily white male executive team, rather than a more diverse leadership team, will be unable to successfully guide our Company towards further growth in brand name recognition, customer base, and shareholder value.

We urge you to vote “FOR” proxy item #7. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

Date: May 4, 2017

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the filer of this proposal.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 7 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com
Where creative shareholder engagement is a positive force for change.TM